

10016184


PETROPAVLOVSK

17th August 2010

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance, Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

RE: Petropavlovsk Plc
Exemption No. 082-34734

Dear Sir and Madam:

Enclosed is the following information required to be furnished by Petropavlovsk Plc to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) the Securities Exchange Act of 1934:

Announcement of:

10/08/10	Petropavlovsk PLC - Holding(s) in Company - Vanguard Precious Metals and Mining Fund
09/08/10	Petropavlovsk PLC – Holding(s) in Company - Lansdowne Partners Limited
22/07/10	Petropavlovsk PLC – 2010 Half Year Trading Update
23/06/10	Petropavlovsk PLC – Warrants Delisting
17/06/10	Petropavlovsk PLC – Filing of listing application in Hong Kong
11/06/10	Petropavlovsk PLC – Total voting rights
11/06/10	Petropavlovsk PLC - Director/PDMR Shareholding
10/06/10	Petropavlovsk PLC – Director/PDMR Shareholding
10/06/10	Petropavlovsk PLC – Exercise of Warrants and Application for Listing
07/06/10	Petropavlovsk PLC - Second price monitoring extension
07/06/10	Petropavlovsk PLC – Price monitoring extension
07/06/10	Petropavlovsk PLC – Warrant Expiry and Adjustment
07/06/10	Petropavlovsk PLC – Proposed equity investment in iron ore business
03/06/10	Petropavlovsk PLC - Second price monitoring extension
03/06/10	Petropavlovsk PLC – Price monitoring extension
02/06/10	Petropavlovsk PLC – Holding(s) in Company
28/05/10	Petropavlovsk PLC - Second price monitoring extension
28/05/10	Petropavlovsk PLC – Price monitoring extension
20/05/10	Petropavlovsk PLC – Second price monitoring extension
20/05/10	Petropavlovsk PLC – Price monitoring extension
20/05/10	Petropavlovsk PLC – Annual General Meeting
06/05/10	Petropavlovsk PLC – First Quarter Results

Yours faithfully

PETROPAVLOVSK PLC

By: ____________

Anna-Karolina Subczynska-Samberger
Company Secretary

Petropavlovsk PLC
11 Grosvenor Place
Belgravia
London SW1X 7HH

T: +44(0)20 7201 8900
F: +44(0)20 7201 8901
contact@petropavlovsk.net
www.petropavlovsk.net



Registered Office as shown.
Registered in England and Wales
Number: 4343841

RNS Number : 8717Q
Petropavlovsk PLC
10 August 2010

For filings with the FSA include the annex
For filings with issuer exclude the annex

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES	
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	**Petropavlovsk PLC**
2 Reason for the notification (please tick the appropriate box or boxes):	
An acquisition or disposal of voting rights	YES
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation:	**Vanguard Precious Metals and Mining Fund**
4. Full name of shareholder(s) (if different from 3.):	
5. Date of the transaction and date on which the threshold is crossed or reached:	**August 9, 2010**
6. Date on which issuer notified:	**August 10, 2010**
7. Threshold(s) that is/are crossed or reached:	**4%**

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
GB0031544546	7,500,000	7,500,000	7,750,000	7,750,000		4.13%	

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A				

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments

Resulting situation after the triggering transaction						
Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to	% of voting rights	
N/A					Nominal	Delta

Total (A+B+C)

Number of voting rights	Percentage of voting rights
7,750,000	4.13%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14. Contact name:	Vanguard Precious Metals and Mining Fund c/o The Vanguard Group, Inc. Attn: Nick Gould
15. Contact telephone number:	(610) 669-6269

RNS Number : 7965Q
Petropavlovsk PLC
09 August 2010

For filings with the FSA include the annex
For filings with issuer exclude the annex

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES[i]

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: [ii]	Petropavlovsk plc Sedol 3154454
2 Reason for the notification (please tick the appropriate box or boxes):	
An acquisition or disposal of voting rights	√
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation: [iii]	[1]Lansdowne Partners Limited being the General Partner of Lansdowne Partners Limited Partnership [2]Lansdowne Partners International Limited
4. Full name of shareholder(s) (if different from 3.):[iv]	HSBC Client Holdings UK Ltd (Registered Shareholder)
5. Date of the transaction and date on which the threshold is crossed or reached: [v]	05/08/10
6. Date on which issuer notified:	09/08/10
7. Threshold(s) that is/are crossed or reached: [vi, vii]	5%

8. Notified details:

A: Voting rights attached to shares [viii, ix]

Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights [x]	
			Direct	Direct [xi]	Indirect [xii]	Direct	Indirect
Ordinary Shares GB0031544546	7,722,738	7,722,738			Below 5%		Below 5%

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date [xiii]	Exercise/ Conversion Period [xiv]	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments [xv, xvi]

Resulting situation after the triggering transaction

Type of financial instrument	Exercise price	Expiration date [xvii]	Exercise/ Conversion period [xviii]	Number of voting rights instrument refers to	% of voting rights [xix, xx]	
					Nominal	Delta
CFD	N/A	N/A	N/A	Below 5%	Below 5%	Below 5%

Total (A+B+C)	
Number of voting rights	Percentage of voting rights
Below 5%	Below 5%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: [xxi]
Lansdowne Partners International Limited is the parent undertaking of Lansdowne Partners Limited.

Proxy Voting:	
10. Name of the proxy holder:	Lansdowne Partners Limited
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14. Contact name:	Hugh Orange
15. Contact telephone number:	+44 20 7408 8573

Note: Annex should only be submitted to the FSA not the issuer

Annex: Notification of major interests in share

A: Identity of the persons or legal entity subject to the notification obligation	
Full name (including legal form of legal entities)	[1]Lansdowne Partners Limited being the General Partner of Lansdowne Partners Limited Partnership [2]Lansdowne Partners International Limited
Contact address (registered office for legal entities)	15 Davies Street, London W1K 3AG
Phone number & email	+44 20 7290 5500
Other useful information (at least legal representative for legal persons)	

B: Identity of the notifier, if applicable	
Full name	
Contact address	
Phone number & email	
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)	

C: Additional information

For notes on how to complete form TR-1 please see the FSA website.

RNS Number : 7297P
Petropavlovsk PLC
22 July 2010

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN, OR INTO, THE UNITED STATES, AUSTRALIA, CANADA OR JAPAN

22 July 2010

Major New Licence Acquisitions

2010 Half Year Trading Update

Petropavlovsk PLC ("Petropavlovsk", or the "Company" or, together with its subsidiaries, the "Group") today announces new licence acquisitions and issues its trading statement in advance of its half-year results for the six months to 30 June 2010, which are expected to be published on 26 August 2010.

Highlights

New licence acquisitions

Petropavlovsk announces that it has won an auction for gold exploration and mining rights in the Amur region for an area which extends its existing licence area around the Pioneer deposit by c.420km^2. The Group believes that the high grade areas of Bakhmut and Andreevskaya continue into this new licence area.

In addition, Petropavlovsk has acquired exploration and mining rights in relation to two deposits in the Krasnoyarsk region, which brings the Group's estimated gold reserves/resources base under the Russian classification system in the Krasnoyarsk region to c.7.4Moz.

Gold production report for H1 2010

	Attributable production*			
	Q2 2010	Q2 2009***	**H1 ended 30 June 2010**	H1 ended 30 June 2009***
Amur region	**'000oz**	'000oz	**'000oz**	'000oz
Pokrovskiy	**29.6**	50.9	**59.4**	91.7
Pioneer deposit**	**54.1**	54.3	**89.9**	118.1
Amur NE Assets	**7.4**	5.4	**7.4**	5.4
Joint ventures (attributable) Odolgo JV and Solovyevskiy Rudnik assets	**2.3**	2.4	**2.3**	2.4
Omchak JV	**7.3**	7.0	**7.3**	7.0
TOTAL	**100.7**	120.0	**166.3**	224.6

**** Total attributable gold production, as stated throughout this document, is comprised of 100% of production from the Group's subsidiaries and the relevant share of production from joint ventures. The Company's direct and indirect interest in Pokrovskiy Rudnik (and any interest held by Pokrovskiy Rudnik) is 98.61%.***

*****During the six month period ended 30 June 2009, some of the ore from Pioneer deposit was processed through the Pokrovskiy mill, yielding production of 9,400oz. Pioneer gold processed through the Pokrovskiy mill is included in the Pioneer deposit figures. Figures for the comparative period are restated accordingly.***

******Comparative numbers for H1 2009 were restated to include the share of Solovyevskiy Rudnik to be in line with H1 2010***

Gold production update:

- As forecasted in an announcement in March 2010, because of planned pre-stripping works at Pioneer, the production for the first half of 2010 was lower than for the same period in 2009 - the Group's attributable gold production for the first halfof 2010 was 166,300ozcompared with 224,600oz in the first half of 2009;
- Pioneer's third production line, commissioned in April 2010, treated 21% more ore than budgeted and approximately five times more than in H1 2009. However gold production was adversely affected by a two-month delay in the delivery of the first of three 15m^3 new excavators, delaying pre-stripping at the Andreevskaya high grade ore body which meant that the processed grade was 33% lower than budgeted. Remedial actions, including the engagement of a mining contractor and the complimentary provision of two 5m^3 excavators, were hampered first by extreme cold and then subsequently by minor flooding;
- Pokrovskiy's mining works concentrated on the southern wall of the main pit in order to give access to improved grades in H2 2010; ore for the Pokrovskiy mill was produced from the lower grade Pokrovka-2 pit;
- The Group's alluvial operations and joint ventures contributed 17,000oz to total production for the first half of the year; and
- The total 2010 annual production is likely to be at the lower end of the previously announced 670,000-760,000oz range.

Non-Precious metals production:

- The processing plant at the Kuranakh titanomagnetite and ilmenite project was commissioned in May 2010 and first product sales are expected in August;

Exploration and development

- Malomir is currently on track to commence production in August;
- Further exploration results at Pioneer have indicated the potential for an increase in its JORC-classified mineral resources and ore reserves; and
- The development of the Albyn project is currently on schedule with exploration works ongoing.

Gold price and costs

- The cash cost per ounce of gold produced at Pokrovskiy and Pioneer for the first half of the year was adversely affected by the processing of lower grades, however it benefited from the increased capacity of the Pioneer plant. It is expected that with the higher grades processed in the second half of the year, the cash cost per ounce for the Group will decrease;
- The Group's average realised gold sales price for the period was US$1,154/oz, an increase of c.26% on the same period last year;
- Total gold sold in the 6 months to 30 June 2010 was 155,000oz at an average of $1,154/oz, compared to 210,000oz at an average of $917/oz for the six months ended 30 June 2009.

New licence acquisitions

Amur region

- The Group was successful in a long awaited auction for an additional licence for exploration and mining rights in the Amur Region, adjacent to its existing licence at Pioneer. The new licence area covers c.400km^2 and the Group's geologists believe that the high grade zones found at Bakhmut, Nikolaevskaya, Babaevskaya and Andreevskaya continue into this new territory;

Krasnoyarsk region

- This is a highly prospective gold mining region in Russia and in the first half of the year the Group was successful in strengthening its position there. In addition to the promising exploration results at the Verchnetisskaya licence area already belonging to the Group, the Company was successful in acquiring exploration and mining rights for two additional deposits, Troeusovskaya and Vysokoye, with a current estimated reserves and resources base of 3.5Moz of gold and significant exploration potential. This brings the total estimate of the Group's reserves/resources base under the Russian classification system in this region to c.7.4Moz of gold. The three licence areas are located in close proximity to each other;
- Verchnetisskaya: Active exploration works were carried out by the Group at this 50km^2

licence area which is located c.65km from Polyus Gold's Olympiadinskoye deposit. Gold is evenly distributed, with grades of c.5.1-7.6g/t for a thickness of 5.0-13.7m. Gold mineralisation follows here for 700m along the strike. Initial exploration works estimated c.670,000oz of gold resources in Russian Category C2 and 3.2Moz in Russian Category P2. The identified ore bodies are open along the strike and to depth. All zones within this area are suitable for open pit mining;

- Troeusovskaya: This new licence area is located 5-7km to the west of Verchnetisskaya. Initial geochemical works indicate highly positive results for gold mineralisation with 4 gold anomalies identified. Geochemical works, covering 25% of the licence territory, suggest the possibility of an Olympiadinskiy type of gold sulphide deposit of a 2.5Moz magnitude;
- Vysokoye: The new 2.8km^2 licence area is situated 90km south-east of the well known Blagodatnoye deposit and is located within the same geological structure. Exploration work conducted to date within the licence area estimates reserves of c.1Moz of gold at 2.0g/t with the potential for a further increase of 0.5Moz.

Corporate update

- A conditional agreement was entered into with Asia Resources Fund (through a wholly-owned subsidiary), a subsidiary of General Enterprise Management Services (International) Limited and CEF Holdings, a joint venture between Canadian Imperial Bank of Commerce and Cheung Kong Holdings, for an equity investment of US$60m into the Group's non-precious metals division, valuing these assets at US$860m following the investment;
- The Board of Directors continues to explore further strategic options for the non-precious metals division, including a possible listing on the Hong Kong Stock Exchange. As part of this exploration, a listing application form (Form A1) has been submitted to the Stock Exchange of Hong Kong Limited;
- Good progress is being made in negotiations for the funding of Stage 1 of the K&S iron ore mining operation with Industrial and Commercial Bank of China, and Sinosure, the Chinese State Export Credit Agency, which issued a letter of intent relating to a 95% guarantee for the facility in June 2010;
- The Company received $101,236,184 in cash as a result of the exercise of warrants to subscribe for 5,755,326 new Ordinary Shares, at $17.59 per Ordinary Share. The outstanding warrants lapsed on 9 June 2010 and were delisted on 21 July 2010;
- Good progress was made with construction works at the K&S iron ore operation. Additional exploration work at K&S and the Garinskoye iron ore project is ongoing, with exploration work at the latter expected to confirm the presence of additional magnetic anomalies close to the main pit and, thereby increasing the size of the pit;
- In view of the uncertainty arising from Chinalco's decision not to proceed with the proposed joint venture with the Company to produce titanium sponge, the Company had decided to make a provision of US$33.0 million against possible impairment of this investment. The economics of the project remain robust and, once the future plans are settled, the Company should be able to cancel this provision.

Commenting on the announcement, Peter Hambro, Chairman, said:

"The new licence acquisitions in the Krasnoyarsk region, which lie close to Polyus Gold's Olympiadinskoye deposit, are a major new step for us in a region of Russia that is relatively new to us. The acquisition of c.420km^2 of additional licence areas around Pioneer is even more important because it is the realisation of a long-term plan to strengthen the Pioneer licence. We believe that the new areas contain the extension of Pioneer's high grade deposits and these, together with the expected JORC upgrades to the reserves and resources on the existing licence areas, are projected further to improve the economics of Pioneer.

"As anticipated, production for the first half of the year was lower than for the same period last year and the delayed arrival of our new 15m^3 excavators was a contributory factor. Although the supplier delivered two substitute 5m^3 capacity excavators, the delay still slowed down the schedule of our planned stripping works. This situation is now being resolved and, whilst taking a conservative view, I nevertheless believe that we can achieve the lower end of our forecast production range for the year. The pre-stripping that we have undertaken at Pioneer and Pioneer's enlarged processing capacity will, in part, enable us to do this and the commissioning of the new mine at Malomir is expected to supply the balance of our annual production target.

"The increase in capacity that allowed processing costs at Pioneer to be optimised, in spite of a reduced grade, are very welcome but, overall, the cash cost per ounce on a reduced number of ounces was higher than usual in the first half. We expect that the higher grades processed in the

second half of the year will have a positive effect on the cash cost per ounce for the year.

"I am pleased with the successful commissioning of our ilmenite and titanomagnetite iron ore mine at Kuranakh and glad that this demonstrates our ability to build such mines in difficult terrain. As has been reported in the media, we are in the process of preparing the appropriate documentation for a potential listing of the iron ore business in Hong Kong later this year, should circumstances permit. I believe that, if implemented, it will assist in achieving the best value for shareholders and enable the iron ore business to develop to its full capability.

"I am sad that the Chinalco Titanium Sponge Joint Venture looks as if it has suffered due to our partner's change of focus elsewhere and that we will consequently make a provision against the value of the investment. The project economics remain robust and, once clarity returns, we should be able to reinstate the value."

Conference call

There will be a conference call today to discuss the announcement at **10:00am** (London time).

Details to access the conference call are as follows:

The Dial-in number in the UK will be: **0800 694 0257**

The Dial-in number is Russia will be: **8108 002 097 2044**

The Dial-in number in the USA will be: **1866 966 9439**

Elsewhere, the Dial-in number will be: **+44 (0) 1452 555 566**

The Conference ID in all cases will be: **89213853**

Enquiries:

Petropavlovsk PLC +44 (0) 20 7201 8900
Alya Samokhvalova
Rachel Tuft

Merlin
David Simonson +44 (0)20 7726 8400
Fiona Crosswell

Pokrovskiy

Mining

During H1 2010, the main focus of the mining operations was further stripping of the southern wall of the main pit in preparation for mining works on its main ore body in the second half of the year. Because of this, the Pokrovskiy plant treated lower grade material from the Pokrovka 2 pit, in particular the Olegovskoye ore body, which was discovered as a result of detailed exploration works at the deposit at the end of last year. It is expected that mining works during the second half of the year will move to the main pit producing 3.0 - 3.5 g/t material for Pokrovskiy mill.

Pokrovskiy Mining Operations					
	Units	**Q2 2010**	Q2 2009	**H1 ended 30 June 2010**	H1 ended 30 June 2009
Total Material Moved	*m³ '000*	**1602**	1397	**2828**	2641
Ore mined	*t '000*	**391**	495	**795**	972
Average grade	*g/t*	**2.0**	3.3	**2.2**	2.8
Gold content	*oz '000*	**25.7**	52.1	**55.7**	87.5

Processing

The Pokrovskiy RIP plant operated steadily in H1 2010 processing 873,000t atan average grade of 2.3g/t with recovery rates c.84%. The heap leach operations started to produce gold in May and 4,500oz were recovered during the period.

Pokrovskiy Processing Operations					
	Units	**Q2 2010**	Q2 2009	**H1 ended 30 June 2010**	H1 ended 30 June 2009
Resin in Pulp Plant					

Total milled	t '000	**428**	443	**873**	870
Average grade	g/t	**2.2**	4.2	**2.3**	4.2
Gold content	oz '000	**30.0**	60.5	**65.2**	116.2
Recovery rate	%	**83.7**	81.5	**84.2**	83.9
Gold recovered	oz '000	**25.1**	49.3	**54.9**	97.5
Heap Leach					
Ore stacked	t '000	**337**	311	**337**	311
Average grade	g/t	**0.9**	0.8	**0.9**	0.8
Gold content	oz '000	**9.0**	8.0	**9.0**	8.0
Recovery rate	%	**49.2**	81.4%	**49.2**	44.0
Gold recovered	oz '000	**4.5**	1.6	**4.5**	3.6
Total					
Gold recovered	oz '000	**29.6**	50.9	**59.4**	101.1
including					
Pokrovskiy	oz '000	**29.6**	50.9	**59.4**	91.7
Pioneer	oz '000	**0.0**	0.0	**0.0**	9.4

Pioneer

Mining

As planned, and as previously announced to our shareholders, the focus of mining works at Pioneer in H1 2010 was on the pre-stripping of waste at two main high grade ore bodies: Andreevskaya and north-east Bakhmut. In order to fulfil this in a timely fashion and to meet the demand for ore from Pioneer's newly commissioned third production line, three 15m^3 excavators were ordered. The first of these machines was due to be delivered at the end of April but only arrived at the end of June. This late delivery, for which the supplier and its delivery company take responsibility, caused a delay in the stripping works and resulted in c.33% reduction in grades of ore delivered to the mill (2 g/t versus the budgeted 3 g/t).

The challenging schedule of mining works, which included the engagement of a mining contractor in order to mitigate the problems caused by the delivery delay, was also adversely affected by extreme cold weather and subsequent minor flooding.

Remedial measures to ensure the delivery of the budgeted production levels include the supply of two further 5m^3 excavators on a complimentary 7-month lease basis and an acquisition by the Company of an increased number of dump trucks to help increase production levels.

Pioneer Mining Operations					
	Units	**Q2 2010**	Q2 2009	**H1 ended 30 June 2010**	H1 ended 30 June 2009
Total Material Moved	*m^3 '000*	**4879**	2177	**7707**	3503
Ore Mined	*t '000*	**864**	266	**1706**	399
Grade	*g/t*	**2.1**	7.2	**2.1**	10.1
Gold	*oz '000*	**57.6**	61.4	**117.4**	129.0

Processing

In April this year, an additional third production line at Pioneer was successfully commissioned, achieving designed production capacity in May. The two new milling lines have a current combined total capacity of 180,000-210,000t per month, depending on the ore quality.

Slightly lower recovery rates during H1 2010 were due to the introduction into the blending mix for the mill of new types of ore from the north-east Bakhmut area which has slightly lower recoverability characteristics compared to Andreevskaya ore. The introduction of Andreevskaya ore in the second half of the year is expected to significantly improve recovery rates which are expected to average 90% for the year. The steady processing achieved by the Pioneer plant reinforces management's belief that the mine will reach its production targets for the year.

The first heap-leaching operations were commissioned at Pioneer at the end of H1 2010 allowing

for the processing of lower grade ore (ore with an average gold content of 0.7g/t). This year, it is planned that 300,000t of ore from the newly discovered Vostochnaya deposit will be processed using this technology.

Pioneer Processing Operations					
	Units	**Q2 2010**	Q2 2009	**H1 ended 30 June 2010**	H1 ended 30 June 2009
Resin in Pulp Plant					
Total milled	*t '000*	**1011**	163	**1661**	321
Average grade	*g/t*	**2.0**	11.1	**2.0**	11.3
Gold content	*oz '000*	**64.2**	58.4	**107.2**	116.6
Recovery rate	*%*	**84.3**	93.0	**83.8**	93.2
Gold Recovered	*oz '000*	**54.1**	54.3	**89.9**	108.7
Heap Leach					
Ore stacked	*t '000*	**22**		**22**	
Average grade	*g/t*	**0.7**		**0.7**	
Gold content	*oz '000*	**1.0**		**1.0**	
Recovery rate	*%*	**n/a**		**n/a**	
Gold recovered	*oz '000*	**0.0**		**0.0**	
Total					
Gold recovered	*oz '000*	**54.1**	54.3	**89.9**	108.7

Alluvial Production

The Group's alluvial mining operations, OAO ZDP Koboldo, OOO Tokurskiy Rudnik and OOO Zeyazoloto produced c.7,400 oz of gold production attributable to the Group in the first half of the year, which was a c.37% increase on the same period in 2009. Extensive exploration was carried out at new sites with the results indicating the potential to add to current gold reserves.

Joint Ventures

Omchak Joint Venture

Omchak produced c.14,700oz of gold in the first half of 2009, in line with expectations. The Company's attributable share of production was c.7,300oz. Omchak also carried out exploration at three projects in the Chita Region in accordance with approved plans and licence conditions.

Odolgo Joint Venture and Solovyevskiy Rudnik assets

In the first half of 2010, the share of attributable production from Odolgo Joint Venture and the Solovyevskiy Rudnik assets amounted to 2,300oz of gold.

Malomir

Mining

Mining and stripping works at the Quarzitovoye deposit continue as scheduled and are expected to meet targets.

Processing

Plant construction continues as scheduled with all major equipment being at the final stage of assembling. Engineering pipelines are being installed with the electric systems almost completed. The construction of the tailings dam is being finalised.

From our experience of building the Pioneer plant, we expect the mine to be commissioned in August 2010.

Albyn

During H1 2010, work at Albyn was focused on the construction of the accommodation camp and the power line. The main equipment for the plan has been ordered and the orders for the mining fleet are being finalised. Further exploration work on sites deemed to be highly prospective is ongoing.

Kuranakh

Following the successful commissioning of Kuranakh's processing plant in May 2010, the plant's primary ball mill and spiral classifier have been working at full capacity on low grade ore and waste in order to test the equipment and provide a base lining for the tailings dam. The first ilmenite and magnetite concentrates were produced in June 2010 and the first sales of the final product are forecasted for August. Photos of the equipment in operation can be viewed on the Company's website, www.petropavlovsk.net. Russian President Dmitry Medvedev participated in the formal inauguration.

During H1 2010, mining operations continued with the development of the Saikta open pit. Mining operations at Saikta concentrated on bench development on the 740-680m elevations with ore being mined mainly from the 720m elevation. Construction of a new haul road to the Kuranakh open pit also commenced during the period.

The total amount of overburden moved in H1 2010 was 982,000m^3 and the total amount of ore mined was 83,000t. The Kuranakh crushing and screening plant recommenced production of pre-concentrate in March 2010 and processed 139,000t of ore in H1 producing 66,000t of pre-concentrate with a grade of 43.7%Fe. As at 30 June 2010, 63,900t of ore and 53,900t of pre-concentrate were stockpiled at the Kuranakh crushing and screening plant and the Olekma processing plant.

During the period, the fleet of 40t capacity articulated mining trucks was replaced by a fleet of 155t capacity rigid mining trucks. The articulated trucks are now being used to construct the new 4.5km haul road from the crushing and screening plant to the Kuranakh open pit. It is intended that during H2 2010, the EKG rope shovels will be replaced by two hydraulic shovels and one front end loader in order to achieve the full mining rate of 2.6Mt of ore per annum.

Two further accommodation blocks, one for female staff and the other for engineers and technicians were completed in H1 2010 as was the laboratory and the medical centre. The light vehicle maintenance garage is still under construction.

K&S/Garinskoye

A significant amount of construction work took place at the K&S site during the first half of 2010, including completion of the administrative building and the first dormitory block and progress with the main haul road from the process plant to the Kimkan central pit. Clearance of the site for future construction was also undertaken, focussing on clearance of the Kimkan central pit area and the site of the processing plant. Exploration works also continued during the period, focussing on the Kimkan area and the northern and southern sections of the Sutara area.

In January 2010, the State Geological Committee approved the plan for additional geological exploration work at Garinskoye. This work is expected to confirm the presence of additional magnetic anomalies close to the main pit thereby increasing the size of the pit.

Chinalco Joint Venture

As a result of the acquisition of Aricom plc in April 2009, the Group is a partner in a joint venture with Aluminium Corporation of China ("Chinalco") that was intended to make use of Ukrainian technology to produce titanium sponge from the Group's ilmenite production from Kuranakh. To date, the Group has invested approximately US$21m in the joint venture, and a further US$16m in the titanium sponge processing technology, which was expected to be recharged to the joint venture.

The Group has now learnt from its partner, Chinalco, that it has decided to withdraw from some such non-core ventures and no longer wishes to proceed with the project. As a consequence, the building of the plant has been deferred and thus there is uncertainty as to the eventual outcome of the joint venture activities and the recoverability of the amounts invested to date.

The Directors believe that the economics of the project remain robust and accordingly the Company is reviewing its options. One route might be to continue with the project alone and another to accept a different joint venture partner.

As a result, the Directors have concluded that, particularly in light of the possible listing on the Hong Kong Stock Exchange referred to above the level of uncertainty calls for the Company to make a provision of US$33m against its investment in the joint venture.

Presidential Visit

In July 2010 the Russian President, Dmitry Medvedev, honoured Petropavlovsk with a visit to its metallurgical test plant in Blagoveschensk, Amur Region. During his visit the President took part in a ceremony via video conference to celebrate the launch of the new Kuranakh iron ore processing facility and the third processing line at Pioneer.

The material set forth herein is for informational purposes only and does not constitute an offer of securities for sale in the United States or any other jurisdiction. The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or the laws of any state, and may not be offered or sold within the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state laws. No public offering of securities will be made in the United States.

Forward-looking statements

This release may include statements that are, or may be deemed to be, "forward-looking statements". These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes", "estimates", "plans", "projects", "anticipates", "expects", "intends", "may", "will" or "should" or, in each case, their negative or other variations or comparable terminology, or by discussions of strategy, plans, objectives, goals, future events or intentions. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this release and include, but are not limited to, statements regarding the Group's intentions, beliefs or current expectations concerning, among other things, the Group's results of operations, financial position, liquidity, prospects, growth, strategies and expectations of the industry.

By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. Forward-looking statements are not guarantees of future performance and the development of the markets and the industry in which the Group operates may differ materially from those described in, or suggested by, any forward-looking statements contained in this release. In addition, even if the development of the markets and the industry in which the Group operates are consistent with the forward-looking statements contained in this release, those developments may not be indicative of developments in subsequent periods. A number of factors could cause developments to differ materially from those expressed or implied by the forward-looking statements including, without limitation, general economic and business conditions, industry trends, competition, commodity prices, changes in law or regulation, currency fluctuations (including the US dollar and Rouble), the Group's ability to recover its reserves or develop new reserves, changes in its business strategy, political and economic uncertainty. Save as required by the Listing and Disclosure and Transparency Rules, the Company is under no obligation to update the information contained in this release.

RNS Number : 1483O
Petropavlovsk PLC
23 June 2010

23 June 2010

NOTICE OF INTENDED CANCELLATION OF LISTING FOR WARRANTS TO SUBSCRIBE FOR ORDINARY SHARES IN THE COMPANY

Further to the Company's announcement on 7 June 2010 and the lapse of the warrants on 9 June 2010, each of which gave the right to subscribe for one Ordinary Share and was constituted by a warrant instrument executed by the Company on 21 April 2009 ("Warrants"), the Company announces that it has applied to the UK Listing Authority to cancel the listing of the Warrants.

It is intended that cancellation will take effect on or shortly after 8.00 a.m. (London time) on 21 July 2010.

Enquiries:

Petropavlovsk PLC +44 (0) 20 7201 8900
Alya Samokhvalova
Rachel Tuft

Merlin
David Simonson +44 (0) 20 7726 8400
Tom Randell

RNS Number : 7919N
Petropavlovsk PLC
17 June 2010

17 June 2010

Petropavlovsk announces filing of listing application in Hong Kong

Further to its announcement on 7 June 2010, Petropavlovsk PLC announces today that, as part of its declared intention to explore further strategic options for the non-precious metals division including a possible listing, it has submitted a listing application form (Form A1) to the Stock Exchange of Hong Kong Limited.

Further announcements in respect of this ongoing strategic review will be made as appropriate.

Enquiries:

Petropavlovsk PLC +44 (0) 20 7201 8900
Alya Samokhvalova
Rachel Tuft

Merlin
David Simonson +44 (0) 20 7726 8400
Tom Randell
Fiona Crosswell

RNS Number : 4883N
Petropavlovsk PLC
11 June 2010

11 June 2010

Petropavlovsk PLC
Application for Listing / Total Voting Rights

Petropavlovsk PLC ("the Company") announces that application has been made for the admission of 25,000 Ordinary Shares to listing on the Official List and to trading on the Main Market of the London Stock Exchange ("Admission") and dealings in these Ordinary Shares are expected to commence at 8.00 a.m. on 16 June 2010. The allotment of these Ordinary Shares follows the exercise of share options.

Following this issue the total issued share capital of the Company will comprise 187,860,093 Ordinary Shares with a nominal value of £0.01 each, each Ordinary Share conveying the right to one vote. Petropavlovsk PLC does not hold any Ordinary Shares in Treasury. Therefore, after Admission the total number of voting rights in Petropavlovsk PLC will be 187,860,093.

The above figure of 187,860,093 Ordinary Shares may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Petropavlovsk PLC under the Financial Services Authority's Disclosure and Transparency Rules.

Enquiries:

Petropavlovsk PLC Alya Samokhvalova - Group Head of External Communications Heather Williams - Company Secretary	+44 (0) 20 7201 8900
Merlin	+44 (0) 20 7726 8400

David Simonson

Tom Randell

Fiona Crosswell

RNS Number : 4609N
Petropavlovsk PLC
11 June 2010

11 June 2010

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

The Company announces that Charles McVeigh, a Director and PDMR, has notified the Company that he purchased 500 Ordinary Shares on 10 June 2010 at a price of £12.82 per share. Following this transaction, Charles McVeigh will have an interest of 500 Ordinary Shares, representing 0.0003% of the Company's issued share capital.

The notification of these transactions is to satisfy the Company's obligations under the Financial Services Authority Disclosure and Transparency Rules 3.1.2 to 3.1.4.

Enquiries:

Petropavlovsk PLC +44 (0) 20 7201 8900
Alya Samokhvalova
Rachel Tuft

Merlin +44 (0) 20 7726 8400
David Simonson
Tom Randell
Fiona Crosswell

RNS Number : 4092N
Petropavlovsk PLC
10 June 2010

10 June 2010

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

The Company announces that Peter Hambro, a Director and PDMR, has notified the Company that he purchased 8,000 Ordinary Shares in his Rensburg Sheppards Pension on 9 June 2010 at a price of £12.38 per share. He also disposed of 2,854 Ordinary Shares in the Company by way of gift to two UK registered charities.

Following these transactions, Peter Hambro and his associates will have an interest in 10,621,009 Ordinary Shares, representing 5.65% of the Company's issued share capital.

The notification of these transactions is to satisfy the Company's obligations under the Financial Services Authority Disclosure and Transparency Rules 3.1.2 to 3.1.4.

Enquiries:

Petropavlovsk PLC +44 (0) 20 7201 8900
Alya Samokhvalova
Rachel Tuft

Merlin +44 (0) 20 7726 8400
David Simonson

Tom Randell
Fiona Crosswell

This information is provided by RNS
The company news service from the London Stock Exchange

RNS news service provided by Hemscott Group Limited.

RNS Number : 4075N
Petropavlovsk PLC
10 June 2010

10 June 2010

Petropavlovsk PLC
US$101 million raised through exercise of Warrants and Application for Listing

Petropavlovsk PLC ("the Company") announces that it is to receive $101,236,184 in cash as a result of the exercise of warrants to subscribe for 5,755,326 new Ordinary Shares, at $17.59 per Ordinary Share.

Application has been made for the admission of these 5,755,326 Ordinary Shares to listing on the Official List and to trading on the Main Market of the London Stock Exchange ("Admission"). Dealings in these Ordinary Shares are expected to commence at 8.00 a.m. on 15 June 2010. The allotment of these Ordinary Shares follows the exercise of the warrants which were admitted to trading on 22 April 2009. The remaining unexercised warrants have lapsed in accordance with their terms and conditions.

Following this issue, the total issued share capital of the Company will comprise 187,835,093 Ordinary Shares with a nominal value of £0.01 each, each Ordinary Share carrying the right to one vote. Petropavlovsk PLC does not hold any Ordinary Shares in Treasury. Therefore, after Admission the total number of voting rights in Petropavlovsk PLC will be 187,835,093.

The above figure of 187,835,093 shares may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Petropavlovsk PLC under the Financial Service Authority's Disclosure and Transparency Rules.

Enquiries:

Petropavlovsk PLC Alya Samokhvalova - Group Head of External Communications	+44 (0) 20 7201 8900

Heather Williams - Company Secretary

Merlin	+44 (0) 20 7726 8400
David Simonson	
Tom Randell	
Fiona Crosswell	

RNS Number : 1991N
Petropavlovsk PLC.
07 June 2010

A second and final Price Monitoring Extension has been activated in this security. The closing auction call period is extended in this security for a further 5 minutes.

Following the first price monitoring extension this security would still execute more than a pre-determined percentage above or below the price of the previous automated execution today. London Stock Exchange electronic order book users have a final opportunity to review the prices and sizes of orders entered in this security prior to the auction call execution which will set today's closing price.

The applicable percentage is set by reference to a security's TradElect sector. This is set out in the Sector Breakdown tab of the TradElect Parameters document at www.londonstockexchange.com/en-gb/products/membershiptrading/tradingservices

RNS Number : 1979N
Petropavlovsk PLC.
07 June 2010

Today's closing auction call period has been extended in this security by 5 minutes.

Auction call extensions give London Stock Exchange electronic order book users a further opportunity to review the prices and sizes of orders entered in an individual security during the initial auction call before the execution occurs. A price monitoring extension is activated when the matching process would have otherwise resulted in an execution price that is a pre-determined percentage above or below the price of the last automated execution today.

The applicable percentage is set by reference to a security's TradElect sector. This is set out in the Sector Breakdown tab of the TradElect Parameters document at www.londonstockexchange.com/en-gb/products/membershiptrading/tradingservices

RNS Number : 1837N
Petropavlovsk PLC
07 June 2010

PRESS RELEASE

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN, OR INTO, THE UNITED STATES, AUSTRALIA, CANADA OR JAPAN

7 June 2010

NOTICE OF FORTHCOMING EXPIRY AND ADJUSTMENT TO THE SUBSCRIPTION PRICE OF WARRANTS TO SUBSCRIBE FOR ORDINARY SHARES IN THE COMPANY

Unless otherwise defined, capitalised terms used in this announcement have the same meaning as defined in the terms and conditions (**Terms and Conditions**) of the warrants, each of which gives the right to subscribe for one Ordinary Share and is constituted by a warrant instrument executed by Petropavlovsk PLC (**Company**) on 21 April 2009 (**Warrants**).

The Company announces that, unless exercised prior to 3.30pm on Wednesday 9 June 2010, the Warrants will lapse at such time in accordance with their Terms and Conditions.

On 20 January 2010 the Company announced that an interim dividend of 7 pence sterling was to be paid on 30 March 2010. The interim dividend was paid to holders of Ordinary Shares who were on the Company's register on 26 February 2010.

The Terms and Conditions provide for an adjustment to be made to the subscription price of the Warrants (**Subscription Price**) if a dividend is paid to holders of the Company's Ordinary Shares.

The adjusted Subscription Price for the Warrants is US$17.59, which

took effect on 27 February 2010, being the date after the record date by reference to which the Interim Dividend was declared.

A summary of the adjustment to the Subscription Price based on the formula in Condition 3(i) of the Terms and Conditions is as follows:

New Subscription Price	= SP x (A-B)/A
Where:	
Subscription Price (SP)	= US$17.72 per Warrant(1)
A	= 956 pence, being the Current Market Price(2) of one Ordinary Share on the dealing day immediately preceding the first date on which the Shares traded ex-the Interim Dividend
B	= £0.07 being the portion of the Fair Market Value(3) of the Interim Dividend attributable to one Ordinary Share
Interim Dividend	= £0.07 (paid on 30 March 2010)

(1) being the US Dollar equivalent of 1280 pence (as determined by reference to the Applicable Exchange Rate of US$1.384 to £1.00) per Ordinary Share at which the Subscription Rights are exercisable, or such adjusted price as may be determined from time to time in accordance with the Terms and Conditions.

(2) Current Market Price means, in respect of an Ordinary Share at a particular date, the average of the volume weighted average price of an Ordinary Share for the five consecutive dealing days ending on such date (in this case 23 February 2010) as published on Bloomberg, which was 956.0622 pence.

(3) Fair Market Value means, with respect to a cash dividend paid or to be paid, the amount of such dividend.

Enquiries:

Petropavlovsk PLC +44 (0) 20 7201 8900
Alya Samokhvalova
Rachel Tuft

Merlin
David Simonson +44 (0) 20 7726 8400
Tom Randell
Fiona Crosswell

RNS Number : 1511N
Petropavlovsk PLC
07 June 2010

07 June 2010

Petropavlovsk agrees terms for proposed equity investment from investors in iron ore business

- Heads of terms agreed for US$60m equity investment into non-precious metals division by leading Hong Kong based investors
- Investment values non-precious metals division at US$860m following the investment
- Board continues to explore strategic options including a possible listing on the Hong Kong Stock Exchange
- Debt finance - advanced discussions progressing well with ICBC and Sinosure
- First iron ore operation, Kuranakh is ramping up following successful plant commissioning

Petropavlovsk PLC ("Petropavlovsk" or the "Group") is pleased to announce the following significant developments for the non-precious metals division of the Group.

Investment Agreement

As announced on 21 January 2010, Petropavlovsk has been continuing to evaluate the available funding options for its iron ore projects. Today, the Group is pleased to announce that it has entered into heads of terms with a consortium of leading Hong Kong-based investors for an equity investment of US$60m into a new holding company ("NPMHoldCo") for the non-precious metals division of Petropavlovsk.

Asia Resources Fund ("ARF") (through a wholly-owned subsidiary), a subsidiary of General Enterprise Management Services (International) Limited ("GEMS") and CEF Holdings Limited ("CEF") together the "Investors", have agreed, subject to the entry into definitive documentation which is now being finalised and the conditions therein being satisfied (principally relating to a corporate re-organisation of Petropavlovsk's non-precious metals interests), to invest US$50m and

US $10m respectively into the non-precious metals division of Petropavlovsk in return for an equity stake in NPMHoldCo. This investment has been approved by the investment committees of ARF and CEF and the Board of Petropavlovsk. This investment values the equity in the non-precious metals division of Petropavlovsk at US$860m following the investment.

The Investors will have the option to put this investment back to Petropavlovsk after two years under certain circumstances or earlier in the case of certain trigger events. The put option will be exercisable at the Investors' entry cost plus interest accrued at a rate of 8% per annum. In the case of an IPO of NPMHoldCo where shares are sold at a lower price than the investors' subscription price, the Investors will be provided with anti-dilution protection based on the final pricing of an IPO.

A possible listing of NPMHoldCo's shares on the Hong Kong stock exchange is one of a number of strategic options for the non-precious metals division which the Group continues to explore.

Petropavlovsk is very pleased to welcome its new partners in its non-precious metals division.

K&S Development Finance

On 23 March 2010, the Group announced the heads of terms for the funding of Stage 1 of its Kimkano-Sutarskiy iron ore mining operation with Industrial and Commercial Bank of China.

As outlined in the 23 March 2010 announcement, the amount to be lent will constitute 85% of the total amount of the proposed EPC contract (currently estimated at c.US$400m and with a total limit of US$500m). The loan term will be for up to 10 years. The availability of the loan is subject to the completion of definitive transaction documentation, final confirmatory due diligence and final credit committee approval.

Sinosure, the Chinese State Export Credit Agency, which is progressing its work towards providing a 95% guarantee for the facility has carried out considerable due diligence and an internal credit approval process. Petropavlovsk is continuing with negotiations on the definitive loan documentation for the facility.

Kuranakh Commissioning

Following successful commissioning of Kuranakh's process plant in May 2010, the plant's primary ball mill and spiral classifier have been working at full capacity on low grade ore and waste in order to test the equipment and provide a base lining for the tailings dam. Ore is being gradually introduced as more equipment is commissioned and it is estimated that both ilmenite and magnetite concentrates will be

produced shortly. Further photos of the equipment in operation can be seen on the website, www.petropavlovsk.net.

Peter Hambro, Executive Chairman, said:

"We are extremely pleased to have GEMS and CEF committing capital to our non-precious metals business, and their participation in our growth story is testimony to the underlying confidence in the opportunities in the iron ore market in China.

Our potentially world-class iron ore business is focussed on the nearby Chinese market with considerable economic advantages in both geography and transport costs over most other major iron ore suppliers to the Chinese market - we are c.19,000 kilometres closer to China than our Brazilian competitors.

We believe that these developments are significant steps in delivering the value of the non-gold assets of Petropavlovsk."

Simon Murray, Chairman of GEMS said:

"We have known and worked with Peter Hambro and the wider Petropavlovsk group for many years and have been looking for possible joint investment opportunities.

We believe that an investment into Petropavlovsk's non-precious metal division represents a unique opportunity given its attractive growth profile and proximity to the rapidly expanding market in China.

We are delighted to become an investor in this business and look forward to participating in its future development."

Enquiries:

Petropavlovsk PLC +44 (0) 20 7201 8900
Alya Samokhvalova
Rachel Tuft

Merlin
David Simonson +44 (0) 20 7726 8400
Tom Randell
Fiona Crosswell

Notes to Editors

ARF is a private equity fund targeting investments across a diversified portfolio of natural resources companies or assets with exposure to broad Asian growth. ARF evaluates opportunities across bulk commodities, metals and energy (oil, gas, coal), as well as forestry and services companies across the Asia Pacific region including companies that predominantly supply to the Asian region. ARF seeks

to provide capital to support growth over the medium term.

ARF is managed by General Enterprise Management Services (International) Limited (GEMS). GEMS is a private equity fund management group founded by Mr. Simon Murray (Chairman of the Board) that manages over US$600 million across the GEMS and ARF Funds that in turn make direct investments in the Asia Pacific region.

CEF Holdings Limited is 50% owned by Cheung Kong (Holdings) Limited and 50% owned by Canadian Imperial Bank of Commerce (CIBC). Cheung Kong (Holdings) Limited is the flagship of the Cheung Kong Group which has business operations in 56 countries and employs about 260,000 staff worldwide. In Hong Kong alone, members of the Cheung Kong Group include ten listed companies with a combined market capitalisation of approximately US$85 billion (as at 31 March 2010). Mr. Li Ka-shing is the Chairman of Cheung Kong (Holdings) Limited.

The material set forth herein is for informational purposes only and does not constitute an offer of securities for sale in the United States or any other jurisdiction in which such an offer or solicitation is unlawful. The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or the laws of any state, and may not be offered or sold within the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state laws. No public offering of securities will be made in the United States.

Forward-looking statements

This release may include statements that are, or may be deemed to be, "forward-looking statements". These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes", "estimates", "plans", "projects", "anticipates", "expects", "intends", "may", "will" or "should" or, in each case, their negative or other variations or comparable terminology, or by discussions of strategy, plans, objectives, goals, future events or intentions. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this release and include, but are not limited to, statements regarding the Group's intentions, beliefs or current expectations concerning, among other things, the Group's results of operations, financial position, liquidity, prospects, growth, strategies and expectations of the industry.

By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. Forward-looking statements are not guarantees of future performance and the development of the markets and the industry in which the Group operates may differ materially from those described in, or suggested by, any forward-looking statements contained in this

release. In addition, even if the development of the markets and the industry in which the Group operates are consistent with the forward-looking statements contained in this release, those developments may not be indicative of developments in subsequent periods. A number of factors could cause developments to differ materially from those expressed or implied by the forward-looking statements including, without limitation, general economic and business conditions, industry trends, competition, commodity prices, changes in law or regulation, currency fluctuations (including the US dollar and Rouble), the Group's ability to recover its reserves or develop new reserves, changes in its business strategy, political and economic uncertainty. Save as required by the Listing and Disclosure and Transparency Rules, the Company is under no obligation to update the information contained in this release.

RNS Number : 0509N
Petropavlovsk PLC.
03 June 2010

A second and final Price Monitoring Extension has been activated in this security. The closing auction call period is extended in this security for a further 5 minutes.

Following the first price monitoring extension this security would still execute more than a pre-determined percentage above or below the price of the previous automated execution today. London Stock Exchange electronic order book users have a final opportunity to review the prices and sizes of orders entered in this security prior to the auction call execution which will set today's closing price.

The applicable percentage is set by reference to a security's TradElect sector. This is set out in the Sector Breakdown tab of the TradElect Parameters document at www.londonstockexchange.com/en-gb/products/membershiptrading/tradingservices

RNS Number : 0500N
Petropavlovsk PLC.
03 June 2010

Today's closing auction call period has been extended in this security by 5 minutes.

Auction call extensions give London Stock Exchange electronic order book users a further opportunity to review the prices and sizes of orders entered in an individual security during the initial auction call before the execution occurs. A price monitoring extension is activated when the matching process would have otherwise resulted in an execution price that is a pre-determined percentage above or below the price of the last automated execution today.

The applicable percentage is set by reference to a security's TradElect sector. This is set out in the Sector Breakdown tab of the TradElect Parameters document at www.londonstockexchange.com/en-gb/products/membershiptrading/tradingservices

This information is provided by RNS
The company news service from the London Stock Exchange

RNS news service provided by Hemscott Group Limited.

RNS Number : 9392M
Petropavlovsk PLC
02 June 2010

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES[i]	
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: [ii]	PETROPAVLOVSK PLC
2 Reason for the notification (please tick the appropriate box or boxes):	
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation: [iii]	BARING ASSET MANAGEMENT LIMITED ("BAM") OPPENHEIMERFUNDS, INC ("OFI")
4. Full name of shareholder(s) (if different from 3.):[iv]	
5. Date of the transaction and date on which the threshold is crossed or reached: [v]	MAY 28 2010
6. Date on which issuer notified:	JUNE 1 2010
7. Threshold(s) that is/are crossed or reached: [vi, vii]	3% (BAM INDEPENDENTLY DECREASED BELOW THE 3% THRESHOLD TO 2.8771%; AGGREGATE POSITION DECREASED BELOW 4% TO 3.9195%)

8. Notified details:

A: Voting rights attached to shares [viii, ix]

Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights [x]	
			Direct	Direct [xi]	Indirect [xii]	Direct	Indirect
GB0031544546	5,553,752 (BAM) 1,898,000 (OFI) 7,451,752 (TOTAL)		5,238,545 (BAM) 1,898,000 (OFI) 7,136,545 (TOTAL)		5,238,545 (BAM) 1,898,000 (OFI) 7,136,545 (TOTAL)		2.8771% (BAM) 1.0424% (OFI) 3.9195% (TOTAL)

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date [xiii]	Exercise/ Conversion Period [xiv]	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments [xv, xvi]

Resulting situation after the triggering transaction						
Type of financial instrument	Exercise price	Expiration date [xvii]	Exercise/ Conversion period [xviii]	Number of voting rights instrument refers to	% of voting rights [xix, xx]	
					Nominal	Delta

Total (A+B+C)

Number of voting rights	Percentage of voting rights
5,238,545 (BAM) 1,898,000 (OFI) 7,136,545 (TOTAL)	2.8771% (BAM) 1.0424% (OFI) 3.9195% (TOTAL)

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: [xxi]
MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY IS THE PARENT COMPANY OF BARING ASSET MANAGEMENT LIMITED ("BAM") AND OPPENHEIMERFUNDS, INC ("OFI") THE PERCENTAGE OF HOLDINGS NOTED ABOVE IS BASED ON TOTAL OUTSTANDING SHARES OF 182,079,767

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14. Contact name:	WENDY STECHMANN, MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY
15. Contact telephone number:	001 (413) 744-6612

RNS Number : 0500N
Petropavlovsk PLC.
03 June 2010

Today's closing auction call period has been extended in this security by 5 minutes.

Auction call extensions give London Stock Exchange electronic order book users a further opportunity to review the prices and sizes of orders entered in an individual security during the initial auction call before the execution occurs. A price monitoring extension is activated when the matching process would have otherwise resulted in an execution price that is a pre-determined percentage above or below the price of the last automated execution today.

The applicable percentage is set by reference to a security's TradElect sector. This is set out in the Sector Breakdown tab of the TradElect Parameters document at www.londonstockexchange.com/en-gb/products/membershiptrading/tradingservices

This information is provided by RNS
The company news service from the London Stock Exchange

RNS news service provided by Hemscott Group Limited.

RNS Number : 9392M
Petropavlovsk PLC
02 June 2010

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES[i]	
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: [ii]	PETROPAVLOVSK PLC
2 Reason for the notification (please tick the appropriate box or boxes):	
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation: [iii]	BARING ASSET MANAGEMENT LIMITED ("BAM") OPPENHEIMERFUNDS, INC ("OFI")
4. Full name of shareholder(s) (if different from 3.):[iv]	
5. Date of the transaction and date on which the threshold is crossed or reached: [v]	MAY 28 2010
6. Date on which issuer notified:	JUNE 1 2010
7. Threshold(s) that is/are crossed or reached: [vi, vii]	3% (BAM INDEPENDENTLY DECREASED BELOW THE 3% THRESHOLD TO 2.8771%; AGGREGATE POSITION DECREASED BELOW 4% TO 3.9195%)

8. Notified details:								
A: Voting rights attached to shares viii, ix								
Class/type of shares if possible using the ISIN CODE	**Situation previous to the triggering transaction**		**Resulting situation after the triggering transaction**					
	Number of Shares	**Number of Voting Rights**	**Number of shares**	**Number of voting rights**		**% of voting rights** x		
			Direct	**Direct** xi	**Indirect** xii	**Direct**	**Indirect**	
GB0031544546	5,553,752 (BAM) 1,898,000 (OFI) 7,451,752 (TOTAL)		5,238,545 (BAM) 1,898,000 (OFI) 7,136,545 (TOTAL)		5,238,545 (BAM) 1,898,000 (OFI) 7,136,545 (TOTAL)		2.8771% (BAM) 1.0424% (OFI) 3.9195% (TOTAL)	

B: Qualifying Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	**Expiration date** xiii	**Exercise/ Conversion Period** xiv	**Number of voting rights that may be acquired if the instrument is exercised/ converted.**	**% of voting rights**

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi						
Resulting situation after the triggering transaction						
Type of financial instrument	**Exercise price**	**Expiration date** xvii	**Exercise/ Conversion period** xviii	**Number of voting rights instrument refers to**	**% of voting rights** xix, xx	
					Nominal	**Delta**

Total (A+B+C)	
Number of voting rights	**Percentage of voting rights**
5,238,545 (BAM) 1,898,000 (OFI) 7,136,545 (TOTAL)	2.8771% (BAM) 1.0424% (OFI) 3.9195% (TOTAL)

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: [xxi]
MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY IS THE PARENT COMPANY OF BARING ASSET MANAGEMENT LIMITED ("BAM") AND OPPENHEIMERFUNDS, INC ("OFI") THE PERCENTAGE OF HOLDINGS NOTED ABOVE IS BASED ON TOTAL OUTSTANDING SHARES OF 182,079,767

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14. Contact name:	WENDY STECHMANN, MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY
15. Contact telephone number:	001 (413) 744-6612

RNS Number : 7736M
Petropavlovsk PLC.
28 May 2010

A second and final Price Monitoring Extension has been activated in this security. The closing auction call period is extended in this security for a further 5 minutes.

Following the first price monitoring extension this security would still execute more than a pre-determined percentage above or below the price of the previous automated execution today. London Stock Exchange electronic order book users have a final opportunity to review the prices and sizes of orders entered in this security prior to the auction call execution which will set today's closing price.

The applicable percentage is set by reference to a security's TradElect sector. This is set out in the Sector Breakdown tab of the TradElect Parameters document at www.londonstockexchange.com/en-gb/products/membershiptrading/tradingservices

This information is provided by RNS
The company news service from the London Stock Exchange

RNS news service provided by Hemscott Group Limited.

RNS Number : 9392M
Petropavlovsk PLC
02 June 2010

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES[i]

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: [ii]	PETROPAVLOVSK PLC
2 Reason for the notification (please tick the appropriate box or boxes):	
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation: [iii]	BARING ASSET MANAGEMENT LIMITED ("BAM") OPPENHEIMERFUNDS, INC ("OFI")
4. Full name of shareholder(s) (if different from 3.):[iv]	
5. Date of the transaction and date on which the threshold is crossed or reached: [v]	MAY 28 2010
6. Date on which issuer notified:	JUNE 1 2010
7. Threshold(s) that is/are crossed or reached: [vi, vii]	3% (BAM INDEPENDENTLY DECREASED BELOW THE 3% THRESHOLD TO 2.8771%; AGGREGATE POSITION DECREASED BELOW 4% TO 3.9195%)

8. Notified details:

A: Voting rights attached to shares [viii, ix]

Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights [x]	
			Direct	Direct [xi]	Indirect [xii]	Direct	Indirect
GB0031544546	5,553,752 (BAM) 1,898,000 (OFI) 7,451,752 (TOTAL)		5,238,545 (BAM) 1,898,000 (OFI) 7,136,545 (TOTAL)		5,238,545 (BAM) 1,898,000 (OFI) 7,136,545 (TOTAL)		2.8771% (BAM) 1.0424% (OFI) 3.9195% (TOTAL)

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date [xiii]	Exercise/ Conversion Period [xiv]	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments [xv, xvi]

Resulting situation after the triggering transaction

Type of financial instrument	Exercise price	Expiration date [xvii]	Exercise/ Conversion period [xviii]	Number of voting rights instrument refers to	% of voting rights [xix, xx]	
					Nominal	Delta

Total (A+B+C)

Number of voting rights	Percentage of voting rights
5,238,545 (BAM) 1,898,000 (OFI) 7,136,545 (TOTAL)	2.8771% (BAM) 1.0424% (OFI) 3.9195% (TOTAL)

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: [xxi]
MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY IS THE PARENT COMPANY OF BARING ASSET MANAGEMENT LIMITED ("BAM") AND OPPENHEIMERFUNDS, INC ("OFI") THE PERCENTAGE OF HOLDINGS NOTED ABOVE IS BASED ON TOTAL OUTSTANDING SHARES OF 182,079,767

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14. Contact name:	WENDY STECHMANN, MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY
15. Contact telephone number:	001 (413) 744-6612

RNS Number : 7736M
Petropavlovsk PLC.
28 May 2010

A second and final Price Monitoring Extension has been activated in this security. The closing auction call period is extended in this security for a further 5 minutes.

Following the first price monitoring extension this security would still execute more than a pre-determined percentage above or below the price of the previous automated execution today. London Stock Exchange electronic order book users have a final opportunity to review the prices and sizes of orders entered in this security prior to the auction call execution which will set today's closing price.

The applicable percentage is set by reference to a security's TradElect sector. This is set out in the Sector Breakdown tab of the TradElect Parameters document at www.londonstockexchange.com/en-gb/products/membershiptrading/tradingservices

RNS Number : 7726M
Petropavlovsk PLC.
28 May 2010

Today's closing auction call period has been extended in this security by 5 minutes.

Auction call extensions give London Stock Exchange electronic order book users a further opportunity to review the prices and sizes of orders entered in an individual security during the initial auction call before the execution occurs. A price monitoring extension is activated when the matching process would have otherwise resulted in an execution price that is a pre-determined percentage above or below the price of the last automated execution today.

The applicable percentage is set by reference to a security's TradElect sector. This is set out in the Sector Breakdown tab of the TradElect Parameters document at www.londonstockexchange.com/en-gb/products/membershiptrading/tradingservices

RNS Number : 3009M
Petropavlovsk PLC.
20 May 2010

A second and final Price Monitoring Extension has been activated in this security. The closing auction call period is extended in this security for a further 5 minutes.

Following the first price monitoring extension this security would still execute more than a pre-determined percentage above or below the price of the previous automated execution today. London Stock Exchange electronic order book users have a final opportunity to review the prices and sizes of orders entered in this security prior to the auction call execution which will set today's closing price.

The applicable percentage is set by reference to a security's TradElect sector. This is set out in the Sector Breakdown tab of the TradElect Parameters document at www.londonstockexchange.com/en-gb/products/membershiptrading/tradingservices

This information is provided by RNS
The company news service from the London Stock Exchange

RNS news service provided by Hemscott Group Limited.

RNS Number : 3001M
Petropavlovsk PLC.
20 May 2010

Today's closing auction call period has been extended in this security by 5 minutes.

Auction call extensions give London Stock Exchange electronic order book users a further opportunity to review the prices and sizes of orders entered in an individual security during the initial auction call before the execution occurs. A price monitoring extension is activated when the matching process would have otherwise resulted in an execution price that is a pre-determined percentage above or below the price of the last automated execution today.

The applicable percentage is set by reference to a security's TradElect sector. This is set out in the Sector Breakdown tab of the TradElect Parameters document at www.londonstockexchange.com/en-gb/products/membershiptrading/tradingservices

This information is provided by RNS
The company news service from the London Stock Exchange

RNS news service provided by Hemscott Group Limited.

RNS Number : 4208L
Petropavlovsk PLC
06 May 2010

06 May 2010

Production Update for Q1 2010 and Interim Management Statement

Petropavlovsk PLC ("POG", "the Company" or "the Group") today issues its Interim Management Statement for the period from 1 January 2010 to date.

Highlights

Gold Production Report for Q1 2010

Gold Produced ('000 oz)*	**Q1 2010**	Q1 2009	*Q1 2010 vs Q1 2009*
Pioneer deposit**	**35.8**	63.8	(44%)
Pokrovskiy deposit	**29.8**	40.8	(27%)
Total**	**65.6**	104.6	(37%)

**Figures for Q1 2009 have been restated due to the change in reporting policies of the Group*
***In Q1 2009 9,400oz of the gold produced from Pioneer was processed through the Pokrovskiy mill. Pioneer gold processed at Pokrovskiy is included in the Pioneer deposit figures.*
****Total attributable gold production, in the above table and elsewhere in this document, is comprised of 100% of production from the Company's subsidiaries. The Company's direct and indirect interest in Pokrovskiy Rudnik, and any interest held by Pokrovskiy Rudnik, is 98.61%.*

Production update

- Pioneer produced 35,800oz during Q1 2010, in line with the Company's mining schedule, as the planned pre-stripping work necessary for the Andreevskaya pit expansion was carried out. With the successful recent commissioning of Pioneer's third processing line, the mine plan provides for declining grades of Pioneer's mill-feed (approximate fourfold reduction in the full year 2010 versus H1 2009) being compensated by the increasing overall capacity of the Pioneer plant (approximate sixfold increase in the full year 2010 versus H1 2009);
- Pokrovskiy produced 29,800oz of gold, in line with the mining schedule;
- For the full year, the Company remains on track to achieve its 2010 production target of 670,000oz - 760,000oz driven by the successful commissioning at Pioneer and by the expected commencement of production at Malomir in H2 2010.

Development and Exploration

- Pioneer's third processing line was successfully commissioned in April, providing additional capacity of 200,000t of ore per month and increasing total throughput at the Pioneer mills to 455,000t of ore per month;
- Malomir is on track to commence production in H2 2010 with annual ore capacity expected to be 700,000t and total 2010 production to be between 68,000 - 100,000 oz;
- Good progress with exploration work has been made at Albyn, as well as commencement of the construction of infrastructure and signing of contracts for ongoing delivery of the major mine equipment;
- Preparation for the commissioning of seasonal production from the Company's alluvial operations, including those mined by its joint ventures, is on schedule;
- The Kuranakh titanomagnetite project is in the commissioning stage;
- The optimised and staged development plan for the iron ore development projects at K&S and Garinskoye has been finalised together with appropriate funding and

construction plans which have been agreed with Chinese parties.

Corporate update

- On 21 January 2010, the Company announced that the Board had declared an interim dividend of £0.07 per share which was subsequently paid on 30 March 2010;
- On 22 January 2010, the Company announced the successful placement of its US$330 million of unsecured convertible bonds due 2015 ("Bonds");
- On 4 February 2010, the Company announced that, in connection with the offering of the Bonds, the over-allotment option had been exercised in full by J.P.Morgan Cazenove in respect of US$50 million in aggregate principal amount of Bonds. Including the exercise of the overallotment option, the final offering size was US$380 million;
- On 12 February 2010 the Company was pleased to welcome Dr. Graham Birch to its Board of Directors as a Non-Executive Director;
- On 19 February 2010, the Company announced the publication by its wholly-owned subsidiary, Petropavlovsk 2010 Limited, of an offering circular constituting listing particulars in connection with the issue of the Bonds. The Bonds were issued on 18 February 2010 and admitted to the Official List of the UK Listing Authority and to trading on the Professional Securities Market of the London Stock Exchange on 19 February 2010;
- On 23 March 2010, the Company announced that it had agreed a term-sheet with Industrial and Commercial Bank of China ("ICBC") for the funding of the development of Stage 1 of its Kimkano-Sutarskiy ("K&S") iron ore mining operation in Russia's Far East. The amount to be lent would constitute 85% of the total amount of the expected cost of the EPC contract (currently estimated at c.US$400m and with an upper limit of US$500m to include contingency expenditure). The Company also announced that Aricom Limited and LLC KS GOK (both wholly-owned subsidiaries of the Company) had together entered into a Co-operation Framework Agreement with China National Electric Equipment Corporation ("CNEEC") and ICBC for the implementation of the K&S and Garinskoye projects.
- Save for the effects of the above transactions, the financial position of the Company at the end of April was not materially changed from that reported at 31 December 2009.

Commenting on the announcement, Peter Hambro, Chairman, said:
"The first quarter gold production figures are in line with our mining plan for 2010, as notified to shareholders, and reflect a transitional period in the mines' development.

With the successful recent commissioning of Pioneer's third processing line we expect that the gradually declining grades of Pioneer's mill-feed will be compensated by the increasing overall capacity of the Pioneer plant. The planned Stage 4 expansion will take this even further and any additional high grade material that is encountered will be a bonus.

During this period, we also carried out remedial works at Pokrovskiy and the expansion work on Pioneer's Andreevskaya pit and, as a result of this, expect continuous high grade material to be produced by this pit throughout the rest of the year.

In addition, with the planned commissioning of the Malomir mine (on track for H2 2010), we remain confident that we are on schedule for our production target for the year.

The quarter has also seen significant progress in the iron ore business with a term sheet being agreed for up to US$500m of financing for Stage 1 of the K&S assets and a Cooperation Framework Agreement for the implementation of the K&S and Garinskoye projects having been entered into."

Enquiries:

Petropavlovsk PLC +44 (0) 20 7201 8900
Alya Samokhvalova
Charles Gordon
Rachel Tuft

Merlin
David Simonson +44 (0) 20 7726 8400
Tom Randell
Fiona Crosswell

Pokrovskiy Mine

According to the mining plan, all mining operations were concentrated on the upper levels of the pit in order to reduce the pressure of the rock mass in the area of movement. As a result, ore was not mined from the main pit ore body and the process plant was fed from the Ozernoye ore body (Pokrovka 1) and existing stockpiles with the result that the average grade of ore in Q1 2010 was lower than in the same period last year. This is not expected to affect the annual production plan as all the work associated with pre-stripping the southern wall is almost completed and mining work is scheduled to return to the main pit ore body.

Pokrovskiy Mining and Processing Operations

Pokrovskiy Mining Operations				
	Units	**Q1 2010**	Q1 2009	*Variance*
Total Material Moved	*m^3 '000*	**1,226**	1,244	**(1%)**
Ore mined	*t '000*	**404**	477	**(15%)**
Average grade	*g/t*	**2.3**	2.3	**-**
Gold content	*oz '000*	**30.0**	35.4	**(15%)**
Pokrovskiy Processing Operations				
	Units	**Q1 2010**	Q1 2009	*Variance*
Resin in Pulp Plant				
Total milled	*t '000*	**445**	427	**4%**
Average grade	*g/t*	**2.5**	4.1	**(39%)**
Gold content	*oz '000*	**35.2**	55.7	**(37%)**
Recovery rate	*%*	**84.8**	86.6	**(2%)**
Gold recovered	*oz '000*	**29.8**	48.2	**(38%)**
Heap Leach				
Gold recovered	*oz '000*	**0.0**	2.0	**n/a**
Total				
Gold recovered	*oz '000*	**29.8**	50.2	**(40%)**
including				
Pokrovskiy	*oz '000*	**29.8**	40.8	**(27%)**
Pioneer	*oz '000*	**0.0**	9.4	**n/a**

Pioneer mine

In line with the Company's mining schedule, the Pioneer mine produced 35,800oz during Q1 2010, a 44% decrease versus Q1 2009 due to planned pre-stripping work necessary for the Andreevskaya and NE Bakhmut pits expansion and the resulting lower processed grades.

The third milling line at Pioneer was successfully commissioned on 21 April 2010 and comprises a 7.5m SAG mill and two 4x6m ball mills with capacity set to reach 200,000t of ore per month or 2.4Mt per annum. This will take total Pioneer processing capacity to 455,000t per month or 5.5Mt per annum which is an approximate sixfold increase versus H1 2009 (when the second/third milling lines were not operational) and will offset the approximate fourfold reduction in grade for the full year 2010 versus H1 2009. Production at the mine is

scheduled to reach 375,000 - 420,000oz gold in 2010 and the completion of the third milling line in addition to the planned move to higher grade material at Andreevskaya in Q2 supports the achievement of this target.

The recovery rate was 83.3% compared to the planned 90.0% as a result of the inclusion of lower grade ores from Andreevskaya (grades of 1.7 - 1.9 g/t) which are more difficult to process than higher grade ores. Going forward, this will be compensated by the processing of higher grade ores from Andreevskaya with an average grade of 8 - 15 g/t and recovery rates of 93 - 94%.

The introduction of the lower grade ore bodies into the mining schedule has however had a beneficial effect on mining costs due to stripping ratios falling from 9:1 (t/t) to 2.4:1 (t/t).

A fourth milling line is to be commissioned at Pioneer in 2011, containing an additional 7.5m SAG mill, which will increase the capacity of the mill to 7.2Mt per annum.

Pioneer Mining and Processing Operations

Pioneer Mining Operations				
	Units	**Q1 2010**	Q1 2009	*Variance*
Total Material Moved	*m^3 '000*	**2,828**	1,326	**113%**
Ore Mined	*t '000*	**842**	133	**533%**
Grade	*g/t*	**2.2**	15.8	**(86%)**
Gold	*oz '000*	**59.8**	67.6	**(12%)**
Pioneer Processing Operations				
	Units	**Q1 2010**	Q1 2009	*Variance*
Resin in Pulp Plant				
Total milled	*t '000*	**650**	158	**311%**
Average grade	*g/t*	**2.1**	11.5	**(82%)**
Gold content	*oz '000*	**43**	58.2	**(26%)**
Recovery rate	*%*	**83.3**	93.5	**(11%)**
Gold Recovered	*oz '000*	**35.8**	54.4	**(34%)**

Development

Malomir
Good progress continues to be made at the mine site with construction work in the quarter concentrated on the crushing and grinding buildings, the absorption building and foundations for the administration building and laboratory. The majority of the construction and assembly work is ahead of schedule and land is being cleared for the construction of the first of three planned tailings dams. In addition, pre stripping continues at the Quarzitovoye pit.

Albyn
The construction of the main infrastructure including power lines and roads has commenced and contracts for ongoing delivery of the major mine equipment are being finalised.

Kuranakh
Construction continued at the processing plant which is expected to be producing both titanomagnetite and ilmenite during May. At the Saikta open pit, mining continued and as of 31 March, 112 000t of ore were stockpiled at the crushing and screening plant. During March, the crushing and screening plant was run for trial purposes with 4,130t of ore being processed and 2,610t of pre-concentrate produced.

Forward-looking statements

This release may include statements that are, or may be deemed to be, "forward-looking statements". These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes", "estimates", "plans", "projects", "anticipates", "expects", "intends", "may", "will" or "should" or, in each case, their negative or other variations or comparable terminology, or by discussions of strategy, plans, objectives, goals, future events or intentions. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this release and include, but are not limited to, statements regarding the Group's intentions, beliefs or current expectations concerning, among other things, the Group's results of operations, financial position, liquidity, prospects, growth, strategies and expectations of the industry.

By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. Forward-looking statements are not guarantees of future performance and the development of the markets and the industry in which the Group operates may differ materially from those described in, or suggested by, any forward-looking statements contained in this release. In addition, even if the development of the markets and the industry in which the Group operates are consistent with the forward-looking statements contained in this release, those developments may not be indicative of developments in subsequent periods. A number of factors could cause developments to differ materially from those expressed or implied by the forward-looking statements including, without limitation, general economic and business conditions, industry trends, competition, commodity prices, changes in law or regulation, currency fluctuations (including the US dollar and Rouble), the Group's ability to recover its reserves or develop new reserves, changes in its business strategy, political and economic uncertainty. Save as required by the Listing and Disclosure and Transparency Rules, the Company is under no obligation to update the information contained in this release.